February 23, 2011

Mr. Max A. Webb
Mail Stop 3561
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re:
Celadon Group, Inc.
Annual Report on Form 10-K for the Fiscal Year Ended June 30, 2010
filed on August 31, 2010 and Definitive Proxy Statement on Schedule 14A
for the Fiscal Year Ended June 30, 2010 filed on September 17, 2010
File No. 000-23192

Dr. Mr. Webb,

On behalf of Celadon Group, Inc. (the “Company”), I have enclosed our response to your comments for supplemental information in future filings from your letter dated February 18, 2011.

The following are the questions from the letter sent February 18, 2011 and the Company’s response to the staff’s comments, directly beneath:

Definitive Proxy Statement on Schedule 14A
Fiscal 2010 Compensation Program, page 12

1.
Comment:  We note your disclosure on page 13 that in reviewing and considering the base salaries of your executive officers for fiscal 2010 you reviewed and considered compensation information disclosed by similarly-sized publicly held truckload carriers and that you believe that the annual salaries of your named executive officers “are reasonable compared to similarly situated executives of other comparable companies, including trucking and transportation companies and other comparable companies from a variety of industries.”  Please confirm that in future filings you will list all of the companies which you benchmark and disclose the degree to which you considered such companies comparable to you.  Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response:  In future filings the Company will list all of the companies which we benchmark and disclose the degree to which we consider such companies comparable.

In addition to the Company’s responses to the SEC staff comments above, the Company would like to acknowledge in writing, per the request of the SEC staff, the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please don’t hesitate to call me at (317) 972-7023.

Sincerely,

/s/ Bart T. Middleton

Vice President, Principal Accounting Officer